FILED BY IEG HOLDINGS CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ONEMAIN HOLDINGS, INC.

SEC REGISTRATION STATEMENT FILE NO. 333-215442

IEG Holdings Highlights the Importance and Urgency of Providing a Potential “Lifeline” to OneMain by Transitioning its Outdated “Brick and Mortar” Business into the Internet Age

Las Vegas, Nevada – (January 10, 2017) – IEG Holdings Corporation (OTCQB: IEGH) (“IEG Holdings”) today said that OneMain Holding Inc.’s (“OneMain”) (NYSE: OMF) dismissive response to the tender offer by IEG Holdings confirms the importance of providing OneMain minority shareholders with a say on the future of OneMain and holding OneMain’s board accountable for continuing to pursue its outdated “Brick and Mortar” business model. IEG Holdings believes its proposal importantly provides a potential urgent “lifeline” to OneMain shareholders by providing an accelerated route to transition its outdated “Brick and Mortar” model into the Internet Age. It is disappointing for both IEG Holdings’ Board and OneMain’s minority shareholders that to date, OneMain has refused to enter into negotiations with IEG Holdings and simply dismisses the benefits of transitioning its customers online, including the $1 billion in annual cost savings that could be obtained from a combination of the two companies.

On January 5, 2017, IEG Holdings commenced a tender offer to purchase up to all outstanding shares of OneMain’s common stock; provided, however, that IEG Holdings is willing to accept any number of shares of OneMain common stock, even if such shares, in the aggregate, constitute less than a majority of OneMain’s outstanding common stock. IEG Holdings is offering to exchange for each outstanding share of common stock of OneMain two shares of IEG Holdings’ common stock.

Paul Mathieson, IEG Holdings’ Chairman and Chief Executive Officer, said, “OneMain has a business history spanning over 100 years, but current management appears fixated on its outdated business approach despite a 45.6% drop in OneMain’s stock price for 2016 and all-time record low stock prices after the release of its third quarter 2016 results. No doubt when Blockbuster was operational, it was very proud of its team members and the support they provided the communities in which they lived and worked. This is an admirable goal, but a business can’t support its community or employees if it is bankrupt. This is 2017 – not 2000 – and businesses need to adapt to the online world or face extinction like the dinosaurs.”

Mr. Mathieson continued, “Let’s make OneMain great again through an effective transition into the internet age. IEG believes that the real hidden value of OneMain is its strong existing customer base, not its bloated and excessive executive salaries, combined with redundant employees and office infrastructure. The existence of OneMain’s “Golden Parachutes” and excessive executive compensation, totaling over $40 million per year for only 8 executives, is also a signal of a misalignment between the interests of OneMain minority shareholders and its management. If OneMain could transition its existing customers online, maintain similar levels of revenue and cut $1 billion of redundant costs, this would add significant shareholder value and could return OneMain back to its former glory. I would relish the opportunity to lead OneMain as it executes on the IEG Holdings strategy. If IEG Holdings is successful with the OneMain tender offer, my interests would be fully aligned with those of the minority shareholders, with a significant personal shareholding combined with my annual base compensation of only $1.”

Key Benefits of Combining IEG Holdings and OneMain Include:

●	Significant business synergies from combining the two businesses, including estimated cost savings of at least $1 billion per year from transforming the OneMain “brick and mortar” business model to IEG Holdings’ 100% online only distribution business model, resulting in the closure of over 1,700 OneMain offices, termination of over 11,000 employees, substantial cuts in advertising/marketing costs and other significant cost cutting measures, including cut in the Chief Executive Officer’s annual base salary to $1 per year and reduction in aggregate annual executive compensation by at least $40 million;

●	Improvement in combined business from rebranding of “OneMain” to “Mr. Amazing Loans” brand, termination of low margin OneMain business segments with new focus on high margin unsecured loans to near prime clients, focus on refinancing of existing high quality OneMain customers and termination of lending to sub-prime OneMain customers with FICO score of less than 600 to reduce OneMain loss levels.

“We urge OneMain minority shareholders to pressure the OneMain Board to not simply dismiss the proposed online strategy but to clearly outline its rationale for not transitioning operations predominantly from “brick and mortar” to online, which most major industries are scrambling to do, including the finance, retail, entertainment and media industries. OneMain minority shareholders should not risk a potential repeat of Blockbuster. When Netflix approached Blockbuster regarding a potential acquisition in 2000, Netflix had a mere $50 million price tag. Blockbuster’s management decided to dismiss the offer without any serious consideration, and the rest is history,” Mr. Mathieson concluded.

The offer is scheduled to expire at 12:00 Midnight Eastern time on Monday, February 6, 2017 unless the offer is extended or earlier terminated.

Consummation of the offer is conditioned upon satisfaction of certain customary conditions. Shares that are tendered pursuant to a notice of guaranteed delivery but not actually delivered to the depository and exchange agent for the tender offer, Computershare Trust Company, N.A., prior to the expiration time of the offer will not be deemed to be validly tendered into the offer unless and until such shares underlying such notices of guaranteed delivery are delivered.

Complete terms and conditions of the offer are set forth in the Letter of Transmittal and other related materials and in the registration statement on Form S-4, which were filed by IEG Holdings with the Securities and Exchange Commission (the “SEC”) on January 5, 2017.

Copies of the Letter of Transmittal and other related materials are available free of charge from Georgeson LLC, the information agent for the offer. OneMain stockholders who have questions regarding the tender offer should contact the information agent at IEGH@georgeson.com or (800) 279-6913 (toll-free). Computershare Trust Company, N.A. is acting as depository for the tender offer.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. IEG Holdings has filed with the SEC a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO containing a letter of transmittal and other documents relating to the tender offer. IEG Holdings or OneMain will mail these documents without charge to OneMain common stockholders. Investors and stockholders should read those filings carefully as they contain important information about the tender offer. These documents, as well as IEG Holdings’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at IEG Holdings’ website at www.investmentevolution.com. The information contained on the SEC’s and IEG Holdings’ websites is not incorporated by reference in this press release and should be considered to be a part of this press release. The letter of transmittal and related materials may also be obtained without charge by contacting Georgeson LLC, the information agent for the offer, at IEGH@georgeson.com or (800) 279-6913 (toll-free).

About IEG Holdings Corporation

IEG Holdings Corporation provides online unsecured consumer loans under the brand name, “Mr. Amazing Loans,” via its website, www.mramazingloans.com, in 19 US states. IEG Holdings offers $5,000 and $10,000 loans over a term of five years at a 19.9% to 29.9% APR. IEG Holdings plans future expansion to 25 US states by mid-2017. For more information about IEG Holdings, visit www.investmentevolution.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this press release are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in IEG Holdings’ filings with the SEC. Investors should not place any undue reliance on forward-looking statements since they involve known and unknown, uncertainties and other factors which are, in some cases, beyond IEG Holdings’ control which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects IEG Holdings’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to operations, results of operations, growth strategy and liquidity. IEG Holdings assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Additional Information about the Offer and Where to Find It

This press release relates to the offer commenced by IEG Holdings to exchange for each outstanding share of common stock, $0.01 par value per share, of OneMain, two shares of IEG Holdings common stock. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, OneMain common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4, each as filed with the SEC, and as each may be amended, relating to the offer and sale of shares of IEG Holdings common stock to be issued to holders of OneMain shares in the Offer (collectively, the “Exchange Offer Documents”).

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT IEG HOLDINGS HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IEG Holdings at the contact below.

The contents of any website referenced in this press release are not incorporated by reference herein.

Contact:

Company

Paul Mathieson

IEG Holdings Corporation

Chairman/CEO and Founder

info@investmentevolution.com

+1-702-227-5626